# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Starz Entertainment Corp., CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 06/02/2025
Amends the filing with accession number 0001193125-15-383868
Filed by CIK 0001437107
Persons authorized to receive notices and communications: Jonathan E. Levitsky, 66 Hudson Blvd. E, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Warner Bros. Discovery, Inc. (CIK 0001437107): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Discovery Lightning Investments Ltd. (CIK 0001658101): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value.
Name of issuer: Starz Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Comment: This Amendment No. 7 to Schedule 13D is being filed jointly by Warner Bros. Discovery, Inc. (f/k/a Discovery, Inc.) ("WBD") and Discovery Lightning Investments Ltd. ("DLI") (collectively, the "Reporting Persons", and each, a "Reporting Person") to amend and supplement the Schedule 13D (the "Schedule 13D") filed by the original Reporting Persons on November 20, 2015, as amended by Amendment No. 1, filed on July 1, 2016, Amendment No. 2, filed on February 10, 2017, Amendment No. 3, filed on August 30, 2019, Amendment No. 4, filed on March 26, 2020, Amendment No. 5, filed on December 17, 2021, and Amendment No. 6, filed on May 8, 2025. This Amendment No. 7 to Schedule 13D is being filed to report the sale of common shares, no par value (the "Common Shares"), of Starz Entertainment Corp. (the "Issuer") and is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Warner Bros. Discovery, Inc.
Discovery Lightning Investments Ltd.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.
Residence or business address:
The principal business address of WBD is 230 Park Avenue South, New York, New York 10003.
The principal business address of DLI is Chiswick Park Building 2, 566 Chiswick High Road, London, United Kingdom W4 5YB.
Present principal occupation or employment: WBD is a global media company, and DLI holds investments in the Issuer. Information regarding the officers and directors of WBD and DLI is set forth on Annex A hereto and is incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The jurisdiction of organization for WBD is the U.S.A.
The jurisdiction of organization for DLI is the United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

On June 2, 2025, DLI entered into an agreement (the "Purchase Agreement") with MHR Capital Partners Master Account LP and MHR Capital Partners (100) LP (together, the "MHR Entities"), pursuant to which the MHR Entities agreed to purchase 353,334 Common Shares from DLI in a private transaction for aggregate cash consideration of $5,000,000. Following the consummation of such transaction on June 3, 2025, DLI ceased to own any Common Shares.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.16 and is incorporated herein by reference.

In connection with the transaction contemplated by the Purchase Agreement and pursuant to the Investor Rights Agreement, dated as of May 6, 2025 (the "Investor Rights Agreement"), on June 3, 2025, Mr. Marc Graboff, as a designee of WBD pursuant to the Investor Rights Agreement, tendered his resignation from the board of directors of the Issuer and any and all committees of the board on which he served.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to read in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI and WBD beneficially own no Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On June 3, 2025, DLI consummated the sale of 353,334 Common Shares, at a price per Common Share of $14.1509, to the MHR Entities in a private transaction for aggregate cash consideration of $5,000,000, pursuant to and in accordance with the Purchase Agreement. Except as otherwise set forth in this Schedule 13D, including Amendment No. 6 filed on May 8, 2025, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of DLI and WBD ceased to be the beneficial owner of more than five percent of the Common Shares on June 3, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following to the end thereof:

The description of the Purchase Agreement in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

99.1.7 Joint Filing Agreement, dated as of June 4, 2025, by and between Warner Bros. Discovery, Inc. and Discovery Lightning Investments Ltd.
99.15 Annex A, dated June 4, 2025.
99.16 Purchase Agreement, dated as of June 2, 2025, by and among MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and Discovery Lightning Investments Ltd.

## Signatures
- Warner Bros. Discovery, Inc.: /s/ Tara L. Smith, Tara L. Smith, Executive Vice President and Corporate Secretary (06/04/2025)
- Discovery Lightning Investments Ltd.: *, Roanne Weekes, Director (06/04/2025)
Comment: * The undersigned, by signing her name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Ms. Weekes and filed herewith.
By: /s/ Tara L. Smith
Name: Tara L. Smith
Title: Attorney-in-Fact